Exhibit 99.1 Trustee Nomination Process

The Board of Trustees, comprised of a majority of independent trustees who meet the independence standards of the American Stock Exchange, is responsible for overseeing the process of nominating individuals to stand for election as trustee. The Board will consider candidates for Board membership recommended by its members and other Board members, as well as by management and shareholders. Any management representation should be limited to management. Nominees are to be selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, educational and other achievements, ability to make independent analytical inquiries, understanding of the Company's business environment and willingness to devote adequate time and effort to Board responsibilities. The Board evaluates nominations by shareholders in the same manner as nominations from any of the other sources described above.

A majority of independent trustees of the Board, after consideration of all relevant facts and consultation with management, will select the nominees to be considered at the Trust's annual shareholder meeting.

Shareholders who wish to recommend individuals for considerations by the Committee may do so by submitting a written recommendation to the Secretary of the Company, 55 Edison Avenue, West Babylon, NY 11704. Submissions must include sufficient biographical information concerning the recommended individual, including age, employment and board memberships (if any), for the Committee to consider. The submissions must be accompanied by a written consent by the nominee to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders.